Sterling Consolidated Corp.

1105 Green Grove Road

Neptune, New Jersey 07723

February 1, 2013

VIA EDGAR

Pamela A. Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Sterling Consolidated Corp.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Filed January 18, 2013

File No. 333-183246

Dear Ms. Long:

We are in receipt of your comment letter dated January 24, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that you marked as changes numerous sections of the marked or redlined version of the document although you made no changes from the previous amendment. Ensure that you mark as changes in the marked or redlined version of any subsequent amendment only changes made from the previous amendment.

RESPONSE:	We have submitted marked changes that reflect only changes that we have made from the previous amendment.

Selling Security Holders, page 13

2.	It appears that the footnote number next to Ms. Sally Chichester’s name should be 20 and not 19. Please revise.

RESPONSE:	On page 13, we have revised the footnote number next to Ms. Sally Chichester’s name to state number 20.

3.	Since Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester are no longer selling security holders, please remove the reference to them in the penultimate paragraph.

RESPONSE:	On page 13, we have removed the references to Mssrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester since they are no longer selling security holders.

Equity Exchange Agreement, page 18

4.	Revised disclosure that 30,697,040 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange is inconsistent with disclosure under “Recent Sales of Unregistered Securities” on page 37 that 30,797,373 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange. Please reconcile the disclosures.

RESPONSE:	On page 37 under Item 15 – Recent Sales of Unregistered Securities, we have revised the disclosure to correctly state that on June 8, 2012 we issued 30,697,040 shares of common stock to Sterling Seal shareholders. We also included a new line item in Item 15 – Recent Sales of Unregistered Securities to state that in June 2012 we issued 100,333 to 2 investors for a total investment of $30,100.

5.

Clarify in the penultimate paragraph that the total of 36,797,373 shares of common stock outstanding include:

•     33,817,040 shares of common stock issued in the exchange agreement;

•      2,880,000 shares of common stock retained by existing shareholders of Sterling Consolidated Corp; and

•     100,333 shares of common stock sold in a June 2012 private placement.

We note the disclosures under “Private Placements” on page 18 and in notes 1 and 12 to the financial statements on pages F-11 and F-23.

RESPONSE:	On page 18, in the penultimate paragraph in the Equity Exchange Agreement section, we have clarified that there were 37,074,040 shares of common stock outstanding include: (i) 33,817,040 shares of common stock issued in the exchange agreement; (ii) 2,880,000 shares of common stock retained by existing shareholders of Sterling Consolidated Corp; (iii) 100,333 shares of common stock sold in a June 2012 private placement; (iv) 160, 000 shares to consultants; and (v) 116,667 shares of common stock sold in a December 2012 private placement.

Private Placements, page 18

6.	Tell us why you did not include the private placement conducted in December 2012 and the issuance of 160,000 shares of common stock for professional services in August 2012 in this section. We note the disclosures under “Stock Sales” in note 3 to the financial statements on page F-5 and “Private Placement” in note 5 to the financial statements on page F-6.

RESPONSE:	On page 18, we have revised the section titled Private Placements to include the $35,000 in stock sales for 116,667 shares of common stock that was sold in December 2012. We have also included another section titled “Other Issuances” that includes the 160,000 shares of common stock that were issued for services rendered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

7.	When you revise your financial statements to present your reportable segment (O-rings and Rubber Products) as well as your All Other category, please also revise your MD&A to discuss with quantification the business reasons for changes between periods in the reportable segment as well as the All Other category. Please refer to Item 303(a) of Regulation S-K.

RESPONSE:	On page [ ], we have presented the financial data with segment reporting per ASC 280 and have revised the MD&A to discuss, with quantification, the business reasons for changes between periods in the reportable segment and All other category.

8.	We note your response to comment five from our letter dated January 9, 2013. Your revised disclosures provided an explanation for approximately half of the increase in interest expense for the three and nine months ended September 30, 2012 compared to the corresponding periods in the prior year. Please revise to explain the reasons for the remainder of these increases.

RESPONSE:	In reviewing interest expense, it was noted that the 2011 interest expense was correct on an annual audited basis, but was not properly classified for each quarter. As such we reclassified the interest in the proper quarters for 2011, in which case the previous MD&A explanation made sense. The reclassification of interest was noted in the Restatement Note (Note 7) in the Notes to the interim financial statements.

9.	We note your response to comment five from our letter dated January 9, 2013. With regard to the increases in other income for the three and nine months ended September 30, 2012 compared to the corresponding periods in the prior year, please disclose how the miscellaneous customer credits arose, why they were not deemed recoverable by customers, and your rationale for recording these unrecoverable amounts as income through the other income line item in each period. Please also tell us the accounting literature that you are relying upon.

RESPONSE:

In reviewing the entry made to reclass customer credits, it was noted that $62,570 was actually a misbooking to Other Income in the Interim period. As such, we rebooked this to Sales. The remaining customer credits of approximately $25,000 arose from an accumulation of credits overbooked to receivables over a period of years. This occurred because customers may have received a credit for a return or allowance and then paid their full bill disregarding the credit. The Company has had thousands of customers over its history as a going concern losing touch with many of them and others going out of business. As such, these credits were deemed not recoverable during the interim period.

In terms of accounting literature, after an exhaustive search, the Company was unable to find any definitive accounting literature at all regarding pronouncement or rules regarding what should appear in Other income. As such, it was concluded that it is accounting custom of booking immaterial items of gain or loss in the Other Income section in the period discovered that led to this accounting treatment. The Company feels that, due to the age of the items, it would be more appropriate to book such items in the Other Income and expense section instead of including the items in the operating income of the current period.

10.	As noted on page 25, please tell us the nature and amounts of reimbursed freight collected in each period presented as well as your basis in GAAP for including these amounts in the other income line item as opposed to another line item. Please also cite the accounting literature that you are relying upon.

RESPONSE:	It was noted that per ASC 605 reimbursed out of pocket costs should be presented as revenue. Accordingly, we reclassified these expenses to the Revenue line item on the Statements of Operations.

Liquidity and Capital Resources, page 25

11.	We note your disclosure on page F-18 that you went into default on your line of credit in may 2012 and obtained a waiver until the line was renewed in September 2012. We also note your disclosure on page F-5 that the financial covenants as of September 30, 2012 remain the same as they were as of December 31, 2011. Please enhance your disclosure to clarify how you intend to ensure you meet the financial covenants as of December 31, 2012 and for at least 12 months from that date. In addition, please disclose, if any, the existence of cross default provisions in other debt agreements that could cause issues absent a waiver. Discuss the impact on your business if you are unable to meet the financial ratios and are unable to continue obtaining a waiver in the event of default.

RESPONSE:	The Company enhanced the disclosure to clarify how it intends to ensure no financial covenants are broken. The cross default provision was explained. The impact on the business is also addressed in the expanded disclosure. Additionally, we noted that the Company holds a third loan from PNC Bank due to refinancing of the private note on the Equipment.

Recent Sales of Unregistered Securities, page 37

12.	Tell us why you did not include the private placements conducted in January, June, and December 2012 and the issuance of 160,000 shares of common stock for professional services in August 2012 in this section. We note the disclosures under “Private Placements” on page 18, “Stock Sales” in note 3 to the financial statements on page F-5, and “Private Placement” in note 5 to the financial statements on page F-6. Alternatively, provide the disclosures in this section required by Item 701 of Regulation S-K.

RESPONSE:

On pages 37 and 38, we have revised the disclosure to include all the share issuances. Specifically:

-      the January 2012 offering is included in the 3rd paragraph under Item 15 because this offering was part of the shares that were exchanged in the Equity Exchange Agreement;

-      the June 2012 paragraph has been added and is now the 4th paragraph in this Item;

-      the December 2012 share issuance has been added and is now the 6th and last paragraph; and

-      the 160,000 shares of common stock that have been issued for professional services consists of the 2nd and 5th paragraphs where we state that 10,000 shares have been issued to Anslow & Jaclin as partial compensation for legal services and 150,000 shares have been issued to Delaney Equity Group, LLC as compensation for consulting services.

Unaudited Condensed Consolidated Financial Statements, page F-1

General

13.	Please address the comments below regarding your audited consolidated financial statements in your interim unaudited financial statements as well.

RESPONSE:	We have addressed all comments on the audited annual financial statements that would also apply to the Interim financial statements presented.

Note 1 – Condensed Financial Statements, page F-5

14.	Please revise to change the reference to March 31, 2012 since you have not presented any financial statements for that period in your filing.

RESPONSE:	We have changed the reference from March 31, 2012 to reflect the appropriate date of September 30, 2012.

Note 3 – Financing Transactions, page F-5

15.

We note your disclosure on page F-18 that you went into default on your line of credit in may 2012 and obtained a waiver until the line was renewed in September 2012.

Since your financial covenants remain the same for the renewed line as they were for the line of credit as of December 31, 2011, please revise your filing to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts, if necessary.

RESPONSE:	We have disclosed the formula to calculate the financial covenant. Additionally, we revised the disclosure to show the actual calculation of the debt service coverage ratio as of 12/31/2011 and the components used in the calculation tie to the GAAP financial statements. We chose not to present the calculation of the ratio for the balance sheet date as of September 30, 2012. Since this is an annual calculation and the numerator includes the net income and other income statement information, we thought it may be misleading to the users of the financial statements since the numerator would only include 3 quarters of P&L information as opposed to a full year, and as such might wrongly lead the user to conclude that the Company was currently in violation of its financial covenant.

Report of Independent Registered Public Accounting Firm

16.	It appears that you may have removed the auditor’s signature from its audit report in this amendment. Please revise or advise.

RESPONSE:	We have included the auditor’s signature on its audit report.

Consolidated Financial Statements, page F-7

Note 1 – Summary of Significant Accounting Policies, page F-11

Expenses, page F-14

17.	We note your response to comment 16 from our letter dated January 9, 2013. It appears based upon your response and your revised disclosures on page F-25 that cost of services includes more than just the cost of direct labor. Please revise to disclose all of the types of costs included in the cost of services line item.

RESPONSE:	We have revised to indicate the types of expenses included in the cost of services line item.

18.	Since direct labor for O-ring and rubber products represents a cost associated with generating product revenue rather than service revenue, please tell us your basis for including this type of cost in cost of services rather than cost of goods.

RESPONSE:	The disclosure was misstated. Direct labor for O-ring and rubber products is included in Cost of Goods and the disclosure has been amended.

Segments, page F-15

19.	We note your response to comment four from our letter dated January 9, 2013. You appear to have removed most of the disclosures required by ASC 280 from the footnotes to your annual and interim financial statements. Please put them back in as revised for your current thinking regarding reportable segments. For your convenience, it appears that paragraphs 280-10-50-20 through 50-22, 5-25, 50-29 through 50-33, 50-38, and 50-40 through 50-42 should be addressed in your footnote disclosures. It appears that you believe that only one of your operating segments meets the criteria to be presented as a reportable segment – O-rings and Rubber Products. In presenting the required segment disclosures, please note that other business activities and operating segments that are not reportable segments should be included in an All Other category pursuant to ASC 280-10-50-15 that is also separate from other reconciling items required by paragraphs 280-10-50-30 and 50-31. In providing the required segment disclosures, please also ensure that you address comments 19, 20, 21, and 24 from our letter dated January 9, 2013.

RESPONSE:	We have presented segment reporting in accordance with ASC 280 and the applicable paragraphs. We have presented the “All other” category per ASC 280-10-50-15 and addressed the comments numbered 19,20,21 and 24 from your previous letter dated January 9, 2013.

Note 4 – Line of Credit, page F-18

20.	We note your response to comment 17 from our letter dated January 9, 2013. Please revise to disclose whether or not there were any cross default provisions associated with any of your other debt during the periods presented whereby a default on the line of credit could cause default on the other debt (for example, your mortgage payable or equipment note payable) absent a waiver on the other debt.

RESPONSE:	We have expanded the disclosure in Note 4 – Line of Credit to include information regarding the cross default provisions

Note 13 – Restatement of Financial Statements, page F-24

21.	We note your responses to comments 11, 12, and 15 from our letter dated January 9, 2013. Please revise your footnote to explain in greater detail each of the errors being corrected. For example, for the reclassification of inbound freight from general and administrative expenses to cost of goods and cost of services, you should disclose that your previous exclusion of cost of inbound freight from cost of goods and cost of services was inconsistent with ASC 330-10-30-1. Please also describe in detail any balance sheet adjustments made to correct errors rather than just saying that certain reclassifications were made to be consistent with GAAP. Please also ensure that your interim financial statements include a restatement footnote.

RESPONSE:	We have expanded the Note regarding Restatement of the financials to more exactly state a GAAP violation with the particular pronouncement that is applicable and described the balance sheet adjustments in greater detail. We revised the column headings to indicate that the financial statements have been restated. We have added a restatement footnote to the Interim financial statements.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sterling Consolidated Corp.

By:	/s/ Darren DeRosa
Name: Darren DeRosa
Title: Chief Executive Officer